# The Sumitomo Trust & Banking Co., Ltd.

**NEW YORK BRANCH**
**527 MADISON AVENUE, NEW YORK, N.Y. 10022**
**TELEPHONE (212) 326-0600**




August 14, 2007

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
U.S.A.



The Sumitomo Trust and Banking Company, Limited
Information Furnished Pursuant to
12g3-2(b) Under the Securities Exchange Act of 1934
File No.: 82-4617

Ladies and Gentlemen:

The Sumitomo Trust and Banking Company, Limited, a bank organized as a joint stock company under the laws of Japan (the "Bank"), pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Act"), hereby furnishes the following documents to the Commission:

**<u>Notice Regarding Exposure to the U.S. Residential Mortgage Loan Related Investment</u>**

All information and documents submitted herewith are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.



B

dlw 8/16

Please acknowledge receipt of this letter by stamping the enclosed receipt copy and returning it in the enclosed postage-paid envelope.

Very truly yours,

The Sumitomo Trust and
Banking Company, Limited

By ______________________

Name: Matsuura, Toru
Title: Controller

On behalf of:
1) General Manager
2) Sumitomo Trust and Banking co. Ltd
3) Financial Management Department

August 14, 2007

The Sumitomo Trust & Banking Co., Ltd.

Exposure to the U.S. residential mortgage loan related investment

In response to the increasing concern with regards to the potential impact on financial institutions from their exposure to the investments related to the U.S. subprime mortgage loan, The Sumitomo Trust & Banking Co., Ltd. ("Sumitomo Trust") hereby reports its exposure to the U.S. residential mortgage loan related investment and the status of its international credit business.

1. Exposure to the U.S. residential mortgage loan related investments

As of the end of July 2007[1], Sumitomo Trust had following exposures in relation to U.S. residential mortgage loan (numbers in parentheses as of the end of June 2007[2]).

(1) Investments in ABS backed by Home equity loan[3]

| | | |
|---|---|---|
| Investment amount | JPY 13.5 billions | (JPY 11.8 billions) |
| Unrealized gain/loss | -JPY 0.2 billions | (-JPY 0.0 billions) |

All securities have been keeping, and not being under review for downgrade from, AAA rating by major rating agencies.

(2) Investments in funds that have ABS, backed by U.S. residential mortgage loan related assets, as one of their main investment/hedging alternatives

| | | |
|---|---|---|
| Investment amount | JPY 12.3 billions | (JPY 12.8 billions) |
| Unrealized gain/loss | +JPY 0.4 billions | (+JPY 0.5 billions) |

2. Status of international credit business

As of the end of July 2007, Sumitomo Trust had following portfolio in its international credit business (international lending excluding to Japanese entities and international securities investments excluding sovereign bonds).

[1] Conversion rate (Sumitomo Trust's TTM) as of the end of July 2007: 1USD=JPY118.92, 1EUR=JPY163.02, 1GBP=JPY241.56
[2] Conversion rate (Sumitomo Trust's TTM) as of the end of June 2007: 1USD=JPY123.28
[3] Type of loan in which the borrower uses the equity in their home as collateral

(1) Securities (market price available)

In JPY billions

| | Market value | North America | Europe | Unrealized gain/loss |
|---|---|---|---|---|
| ABS (underlying assets) | 569.2 | 189.9 | 377.0 | -3.1 |
| Residential property | 234.0 | 13.5 | 220.4 | -0.6 |
| Corporate loan | 151.7 | 93.0 | 58.7 | -0.8 |
| Credit card receivables | 82.2 | 67.0 | 14.0 | -0.3 |
| Corporate Bonds * | 312.5 | 14.6 | 126.0 | -0.4(-5.8)** |

*: Rating distribution A or above: 55%, BBB: 36%, BB or B: 9%

**: Sumitomo Trust executed matching Interest Rate Swaps that account JPY 5.4 billions unrealized gain, resulting in net unrealized loss of –JPY0.4 billions arising from the corporate bond investment

(2) Loans and other securities (market price not available)

In JPY billions

| | Book value | North America | Europe |
|---|---|---|---|
| Loans * | 479.0 | 328.9 | 85.5 |
| Other securities | 94.9 | 86.5 ** | 2.4 |

*: Rating distribution BBB equivalent: 8%, BB-B equivalent: 92%; All loans are secured; Large number of transaction (approximately 1,160) contributes to diversify the portfolio

**: STB Omega Investment Ltd., Sumitomo Trust's 75% subsidiary, holds JPY 20.9 billion of U.S. CLO.

3. Effect to financial results

At this point, there are no effects on the earnings forecast for the fiscal year ending March 31, 2008.

---

For enquiries, please contact

IR Office, Financial Management Department

Telephone: +81-3-3286-8354 Fax: +81-3-3286-4654

END